Filed pursuant to Rule 424(b)(3)
Registration No. 333-184361

The Private Shares Fund

(the “Fund”)

Supplement dated August 4, 2026 to the Prospectus and Statement of Additional Information (“SAI”) of the Fund dated May 1, 2026

This supplement updates and, to the extent inconsistent therewith, replaces information contained in the Prospectus and SAI of the Fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Prospectus and SAI and retain it for future reference.

Effective immediately, the Fund’s Portfolio Management Team is comprised of Sven Weber, Kevin Moss, Sven Jonas Grankvist and Jennifer Pruitt. Accordingly, the table and following biographies in the “Management of the Fund—Portfolio Managers” section of the Prospectus are deleted and replaced with the following:

Name, Address and Age	Other Position(s) Held with Fund	Term of Office and Length of Time Served as Portfolio Manager	Principal Occupation(s) During the Past Five Years
Sven Weber c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 1/22/1970	None	Since August 2026; 2014-2018	Managing Director of Liberty Street Advisors, Inc.; Managing Principal of Knightsbridge Advisers LLC
Kevin Moss c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 7/11/1969	President (since April 2019)	Since October 2018	Managing Director of Liberty Street Advisors, Inc.; Managing Member of Pearl Lane Advisors, LLC; Managing Director of SP Investments Management LLC; Chief Operating Officer of SP Investments Management LLC
Sven Jonas Grankvist c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 4/4/1984	None	Since June 2018	Managing Director of Liberty Street Advisors, Inc.; Managing Director of Pearl Lane Advisors, LLC; Director of SP Investments Management, LLC; Vice President of SP Investments Management LLC; Associate of SP Investments Management, LLC
Jennifer Pruitt c/o The Private Shares Fund, 88 Pine Street, Suite 3101, New York, NY 10005 DOB: 4/4/1992	None	Since October 2025	Vice President of Liberty Street Advisors, Inc.; Vice President of Pearl Lane Advisors, LLC

Sven Weber is a Managing Director of Liberty Street Advisors, Inc. and serves as both a portfolio manager and member of the Investment Adviser’s Investment Committee. He also serves as a Managing Principal and portfolio manager of Knightsbridge Advisers LLC (“Knightsbridge”), an SEC-registered investment adviser that primarily manages private funds-of-funds and has served in these capacities since 2018. Mr. Weber’s services to the Investment Adviser and its clients, including the Fund, are provided pursuant to a personnel-sharing agreement between the Investment Adviser and Knightsbridge. Prior to joining Knightsbridge, Sven served as Managing Director of the Fund’s former investment adviser, SP Investments Management, LLC (“SPIM”), and served as a member of the Board of Trustees and a senior portfolio manager of the Fund from its inception in March 2014 until October 2018 and as President of the Fund from its inception until April 2019. During his prior tenure with the Fund, Sven, working together with Kevin Moss and Jonas Grankvist, played a key role in the development and implementation of the Fund’s investment strategy. Prior to joining SPIM, Sven served as President of SVB Capital, an affiliate of Silicon Valley Bank. At SVB Capital, Sven managed the company’s venture capital investing business, which included funds-of-funds and direct and secondary investment funds exceeding $1.5 billion under management. Prior to SVB Capital, Sven was a principal of Cipio Partners, where he focused on secondary investments, and prior to that he was Vice President at Siemens, where he worked on direct investments, and had operational responsibilities with Vodafone Germany and O2 Germany. Sven holds a Master’s degree in physics from the University of Heidelberg, where he specialized in information technology and environmental physics.

Kevin Moss is a Managing Director of Liberty Street Advisors, Inc. and serves as both a portfolio manager and member of the Investment Adviser’s Investment Committee. He also serves as Managing Member and portfolio manager for Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Prior to joining Liberty Street Advisors, he was with SPIM, a registered investment adviser and wholly owned subsidiary of SharesPost, Inc. For eight years he served as SPIM’s President and COO overseeing the operations and trading of SPIM. He is also one of the creators of the SharesPost 100 Fund and continues to serve as the President of the Fund and is one of the portfolio managers. Prior to joining SPIM, Kevin was a senior portfolio manager at First New York Securities, where he managed a global macro book. With over 25 years of senior level experience in financial services, Kevin’s specific areas of expertise include the management of client relationships, investment research coverage, block and position trading, and operations management. Kevin began his career as an institutional equity sales trader working for Instinet, and later Commerzbank. His client base included hedge funds, pension funds and proprietary trading desks. Subsequently, Kevin held a series of distinguished posts at leading hedge funds and proprietary trading firms, including serving as the head of international trading for Libra Advisors and Opus Trading Funds. Mr. Moss holds a Bachelor of Science from Tulane University and an MBA from Columbia University.

Sven Jonas Grankvist is a Managing Director of Liberty Street Advisors, Inc. and serves as both a portfolio manager and a member of the Investment Adviser’s Investment Committee. He also is Managing Director and portfolio manager with Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Jonas has over 17 years of experience in financial services, with nearly eight years of portfolio management experience. Prior to joining Liberty Street Advisors, he spent eight years with SP Investments Management, LLC, a registered investment adviser. He is an original member of the Fund team and played a key role in developing the Fund’s valuation procedures. During his tenure as portfolio manager, Jonas has led or co-led hundreds of primary and secondary direct transactions involving more than 45 leading growth-stage private companies, with responsibilities spanning due diligence, originating, negotiating and deal execution. Jonas began his career as a technology investment banker at Berman Capital. Jonas received his LLM from Uppsala University and MBA from Golden Gate University, magna cum laude.

Jennifer Pruitt is a Vice President of Liberty Street Advisors, Inc. and serves as both a portfolio manager and a member of the Investment Adviser’s Investment Committee. She also is Vice President and portfolio manager with Liberty Street Advisors’ affiliate, Pearl Lane Advisors, LLC. Jennifer has 11 years of experience in financial services and investment management, with the last seven years focused on the investment and valuation of venture-backed companies. Prior to joining the Fund’s investment team and Liberty Street Advisors, Jennifer worked at Houlihan Lokey in the financial advisory group, focusing on business and security valuations related to mergers and acquisitions as well as tax and financial reporting. Jennifer holds a BBA in Accountancy from the University of Notre Dame, summa cum laude, and a Master in Professional Accounting from the University of Texas at Austin.

Liberty Street is reliant on Messrs. Weber, Moss and Grankvist and Ms. Pruitt for the day-to-day management of the Fund’s portfolio. Their absence or departure, for any reason, would require the Investment Adviser to replace them with other qualified personnel, which could have an adverse impact on management of the Fund’s portfolio. The Investment Adviser has hired additional investment professionals and intends to continue to hire additional investment professionals commensurate with the growth of the Fund’s investment portfolio.

In addition, effective immediately, the following paragraph under the subsection “Management of the Fund—Compensation of Portfolio Managers” in the Prospectus is deleted and replaced with the following:

The Portfolio Managers receive a fixed annual salary and either a discretionary or defined bonus, both of which in part are dependent upon the overall defined net revenues of the Investment Adviser as it pertains to the Fund. The Portfolio Managers do not receive any compensation from the Fund for serving as portfolio managers of the Fund. The SAI provides additional information about the Portfolio Manager’s compensation and other accounts managed by the Portfolio Managers.

In addition, effective immediately, the following paragraph under the subsection “Liberty Street Advisors, Inc.” in the Prospectus is deleted and replaced with the following:

Liberty Street Advisors, Inc. — the Investment Adviser of the Fund. Sven Weber, Kevin Moss and Sven Jonas Grankvist are Managing Directors, Jennifer Pruitt is Vice President and Timothy Reick is Chief Investment Officer of Liberty Street Advisors, Inc.

In addition, effective immediately, the following disclosure under the subsection “Risks Related to our Business and Structure” in the Prospectus is deleted and replaced with the following:

Our financial condition and results of operations depend on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on our Investment Adviser’s ability to identify, analyze and invest in Portfolio Companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser’s structuring of the investment process and its ability to provide competent, attentive and efficient services to us. There can be no assurance that the Investment Adviser will be successful in investing in Portfolio Companies that meet our investment criteria, or that we will achieve our investment objective. In addition, if the Fund’s assets were to significantly decrease and the Expense Limitation Agreement is not renewed, expenses will be higher than expected. It may be difficult to implement the Fund’s strategy unless the Fund maintains a meaningful amount of assets. The success of the Fund will depend in part upon the skill and expertise of certain key personnel of the Investment Adviser, and there can be no assurance that any such personnel will continue to be associated with the Fund. The loss of key personnel, including any of the portfolio managers, could adversely affect the Investment Adviser’s ability to identify and invest in Portfolio Companies that meet our investment criteria.

The Investment Adviser and its investment personnel also currently manage other pooled investment vehicles in which the Fund has no economic interest. Managing other pooled investment vehicles requires the time of the Investment Adviser’s investment personnel, and may distract them or slow the rate of investment in the Fund. Even if the Fund is able to grow and build upon its investment operations, any failure to manage growth effectively could have a material adverse effect on the Fund’s business, financial condition, results of operations and prospects. The Fund’s results depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets, and economic conditions. Furthermore, if the Fund cannot successfully operate its business or implement the Fund’s investment policies and strategies as described herein, it could negatively impact the ability to make distributions.

In addition, effective immediately, the first three paragraphs in the subsection “Risks Related to our Business and Structure—There are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies” in the Prospectus are deleted and replaced with the following:

Our executive officers and Trustees and the principals of our Investment Adviser serve or can serve as officers and directors of, or provide investment advisory services to, entities that operate in a line of business similar to our own, including new entities that may be formed in the future. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our Shareholders.

While the investment focus of each of these entities may be different from our investment objective, it is likely that new investment opportunities that meet our investment objective will come to the attention of one of these entities, or new entities that will likely be formed in the future in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to the Investment Adviser or the Fund. However, our executive officers, Trustees and Investment Adviser intend to treat the Fund in a fair and equitable manner consistent with their applicable duties under law so that the Fund will not be disadvantaged in relation to any other particular client. In addition, while the Investment Adviser anticipates that it will from time to time identify investment opportunities that are appropriate for both the Fund and the other funds or accounts that are currently or in the future may be managed by the Investment Adviser or an affiliate of the Investment Adviser, to the extent it does identify such opportunities, the Investment Adviser has established a written allocation policy designed to ensure that the Fund is not disadvantaged with respect to the allocation of investment opportunities among the Fund and such other funds and accounts. The Investment Adviser and its affiliate as applicable will allocate investment opportunities among its managed funds and accounts, including the Fund, in accordance with its fiduciary duties to all the funds and accounts managed or its affiliate. The Board of Trustees monitors on a quarterly basis any such allocation of investment opportunities between the Fund and any such other funds and accounts.

Sven Weber’s services to the Investment Adviser and its clients, including the Fund, are provided pursuant to a personnel-sharing agreement between the Investment Adviser and Knightsbridge. Because Mr. Weber serves as portfolio manager to both the Fund and Knightsbridge clients, Mr. Weber can have conflicts of interest when deciding the allocation of investment opportunities to the Fund and such other client accounts. The Investment Manager and Knightsbridge have adopted policies and procedures that govern the allocation of investment opportunities sourced by their respective personnel, including Mr. Weber when acting on behalf of Knightsbridge, that are designed to provide for the fair and equitable allocation of investment opportunities among the Fund, other Liberty Street accounts, and Knightsbridge accounts. However, as a result of this arrangement, the Fund may receive a smaller allocation of investment opportunities to the extent that they are sourced by Knightsbridge, including opportunities sourced by Mr. Weber.

In addition, effective immediately, the third paragraph under the subsection “Conflicts of Interest” in the Prospectus is deleted and replaced with the following:

(3) Other Products Managed by the Investment Adviser and its investment personnel. The Investment Adviser currently serves as the investment adviser to other open-end registered investment companies, or mutual funds, each of which is sub-advised by unaffiliated third parties. The mutual funds do not have investment programs that overlap with that of the Fund. The Investment Adviser, its affiliate and its investment personnel also currently serve as the investment adviser and/or portfolio managers to other funds and accounts that have investment programs that overlap or could overlap with the Fund, and the allocation of investments between the Fund and any such products or accounts are governed by the Investment Adviser’s and/or the affiliate’s allocation policies and procedures, which are designed to provide for fair and equitable treatment of the Fund. In situations where an investment opportunity is suitable for both the Fund and one or more such other products or accounts, the Fund may receive a smaller allocation than it otherwise would have received if the Investment Adviser and/or its investment personnel did not manage such other products or accounts.

In addition, effective immediately, the paragraph “Portfolio Managers” in the SAI is deleted and replaced with the following:

The Investment Adviser’s Portfolio Management Team is primarily responsible for the day-to-day management of the Fund’s portfolio. The Portfolio Management Team is comprised of Sven Weber, Kevin Moss, Sven Jonas Grankvist and Jennifer Pruitt. See the Prospectus for biographies of the portfolio managers.

Effective immediately, the following table in the subsection titled “Portfolio Manager Ownership of Securities” in the SAI is deleted and replaced with the following:

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned by Portfolio Manager
Sven Weber*	None
Kevin Moss	$10,001-$50,000
Sven Jonas Grankvist	$10,001-$50,000
Jennifer Pruitt	None

*Information provided as of June 30, 2026.

Effective immediately, the following information in the subsections titled “Other SEC-Registered Investment Companies Managed”, “Other Pooled Investment Vehicles Managed” and “Other Accounts Managed” in the SAI are deleted and replaced with the following:

Other SEC-Registered Investment Companies Managed

Name of Portfolio Manager	Number of Registered Investment Companies	Total Assets of Registered Investment Companies	Number of Investment Company Accounts with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Sven Weber*	0	$0	0	$0
Kevin Moss	0	$0	0	$0
Sven Jonas Grankvist	0	$0	0	$0
Jennifer Pruitt	0	$0	0	$0

*Information provided as of June 30, 2026.

Other Pooled Investment Vehicles Managed

Name of Portfolio Manager	Number of Pooled Investment Vehicles	Total Assets of Pooled Investment Vehicles	Number of Pooled Investment Vehicles with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Sven Weber*	9	$2,356,477,526	9	$2,356,477,526
Kevin Moss	2	$263,713,683	1	$78,207,649
Sven Jonas Grankvist	2	$263,713,683	1	$78,207,649
Jennifer Pruitt	2	$263,713,683	1	$78,207,649

*Information provided as of March 31, 2026.

Other Accounts Managed

Name of Portfolio Manager	Number of Other Accounts	Total Assets of Other Accounts	Number of Other Accounts with Performance- Based Fees	Total Assets of Performance- Based Fee Accounts
Sven Weber*	14	$1,255,285,644	14	$1,255,285,644
Kevin Moss	0	$0	0	$0
Sven Jonas Grankvist	0	$0	0	$0
Jennifer Pruitt	0	$0	0	$0

*Information provided as of March 31, 2026.

In addition, effective immediately, the following paragraph under the subsection “Management of the Fund—Compensation of Portfolio Managers” in the SAI is deleted and replaced with the following:

The portfolio managers receive a fixed annual salary and either a discretionary or defined bonus, both of which in part are dependent upon the overall defined net revenues of the Investment Adviser as it pertains to the Fund. The portfolio managers do not receive any compensation from the Fund for serving as portfolio managers of the Fund. Mr. Weber also receives compensation in his capacity as a Managing Principal and portfolio manager of Knightsbridge Advisers LLC (“Knightsbridge”), an SEC-registered investment adviser that primarily manages private funds-of-funds (the “Knightsbridge Funds”), in the form of (i) a guaranteed base payment and profit participation as a Managing Principal of Knightsbridge that is based on a percentage of the profits of Knightsbridge; and (ii) carried interest from the Knightsbridge Funds that is based on a percentage of the performance of such funds.

You should retain this Supplement for future reference.